FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Collaboration with Amgen

CELLTECH GROUP PLC

CELLTECH ACHIEVES FURTHER MILESTONE IN OSTEOPOROSIS COLLABORATION WITH AMGEN

Celltech Group plc (LSE: CCH; NYSE: CLL) today announces the achievement of a further milestone in its agreement with Amgen Inc. for the research, development and global commercialisation of novel treatments for osteoporosis using Celltech's proprietary antibody fragment technology, which aims to identify antibody fragments against sclerostin, a protein discovered by Celltech. Sclerostin is involved in the regulation of bone deposition, and it is believed that by inhibiting this protein, bone loss in osteoporosis patients may be reversed.

Amgen and Celltech have completed their studies in certain disease models, triggering an undisclosed milestone payment to Celltech. This achievement follows rapidly on from a previous research milestone in October 2003.

Dr Melanie Lee, Research and Development Director for Celltech, commented: "We are delighted with the rapid progress being achieved by Amgen and Celltech scientists in this innovative programme, and continue to be highly encouraged by the data generated in studies to date."

Contacts:
Peter Allen                                           Deputy CEO and CFO                                         (44) (0) 1753 534655
Richard Bungay                                    Director of Corporate Communications

Jon Coles                                             Brunswick                                                              (44) (0) 207 404 5959
Wendel Carson                                    Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com

Notes for Editors

Osteoporosis

Osteoporosis is a degenerative bone disease estimated to affect one-third of women aged 60 to 70, and two-thirds of women aged 80 or older. Current treatments primarily halt loss of bone density, but do not reverse the effects of osteoporosis.

Amgen agreement

Key terms of Celltech's agreement with Amgen, announced in May 2002, are as follows:

-   Amgen has exclusive worldwide rights to develop and market treatments targeting the Sclerostin protein.

-   Celltech is responsible for the identification and engineering of high affinity PEGylated antibody fragments against the Sclerostin protein, using its SLAM technology and proprietary antibody fragment technology.

-   Celltech will pay a proportion of all early development costs.

-   Amgen will be responsible for worldwide development.

-   Celltech has the option to co-invest in late stage development and may then lead promotional activities in the European Union. Amgen will lead promotion in     North America and Japan.

-   Alternatively, if Celltech chooses not to participate in development, Amgen will become the exclusive licensee for this program and will continue to develop and     market products against the Sclerostin protein on a worldwide basis. Celltech would then receive royalties based on sales achieved by Amgen.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to expectations about the therapeutic potential of antibody-based products targeting sclerostin are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: the risk that the effects of products arising from this collaboration in humans may not be as expected or may not be consistent with the scientific rationale or that there may be safety issues, unexpected technical or manufacturing hurdles and intellectual property disputes, and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 8 January, 2004